UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Response to Rumors or Media Reports : Undetermined

This announcement is a follow-up to the one released on April 22, 2025.

1.	Contents of rumors or media reports

POSCO Invests in Hyundai Motor’s US Steel Mills: Boosting Synergy in the EV Supply Chain

2.	Channel of rumors or media reports

The Financial News

3.	Distributed date of rumors or media reports

April 22, 2025

4.	Company’s explanation for rumors or media reports

•	This disclosure is an official notice of “POSCO Invests in Hyundai Motor’s US Steel Mills: Boosting Synergy in the EV Supply Chain” reported by The Financial News on April 22, 2025.

•

The company is in discussions regarding the shareholding ratio and investment scale for participating in the construction of an electric arc furnace steel mill in Louisiana, USA, to ensure sustainable growth and secure global competitiveness, but the details have not been finalized yet.

•	In this regard, we will re-disclose it when specific matters are decided in the future or within six months.

5.	Re-disclosure date

February 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: August 21, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President